UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      November 1, 2006

via U.S. mail and facsimile

Mr. Vincent J. Gallant
Vice President, Corporate
Zone 3, Acheson Industrial Area
2-53016 Highway 60
Acheson, Alberta T7X 5A7

      Re:	NACG Holdings Inc.
      	Amendment No. 2 to Form F-1
      	Filed October 12, 2006
      	Amendment No. 3 to Form F-1
      	Filed October 23, 2006
      	File No. 333-135943
      	North American Energy Partners, Inc.
      Form 20-F, as amended, for fiscal year ending March 31, 2005
      	Filed November 25, 2005
      Form 20-F, as amended, for fiscal year ending March 31, 2006
      	Filed August 30, 2006
      	File No. 333-111356

Dear Mr. Gallant:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Amendment Nos. 2 and 3 to Form F-1

General
1. We note that you have filed the form of Articles of Amalgamation for North American Energy Partners. Please also file its by-laws.
2. We note that you have filed a separate confidential treatment request for certain information contained in exhibit 10.12 to the F-
1.  We will respond to your request in a separate communication.

The Reorganization, page 34
3. Please identify the holders of the Series A and B preferred shares.

Management

Employment Agreements, page 108
4. We note that you indicate that each executive officer has agreed to a non-competition period of two years after his employment. According to Section 14 of each of the employment agreements filed as exhibits, the non-competition relates to interfering with the employment of persons employed by NACG or its affiliates. Please clarify the nature of the non-competition to which each executive is bound.
Related Party Transactions
Advisory Services Agreement, page 110
5. We note that the Sterling Group received a fee of $3 million and that the Sponsors received a $3 million fee upon the closing of the acquisition. Please state this in the prospectus.

Series B Preferred Shares, page 113
6. Please identify the selling shareholders to whom each tranche of
Series B preferred shares were sold. Please state that the Series B preferred shares will be converted into common stock upon the reorganization and state the amount of common stock that each Sponsor will receive.





Principal and Selling Shareholders, page 114
7. Please advise supplementally why you have presented this table without giving effect to the reorganization.
8. We note your response to our prior comments 2 and 9 and re-
issue
them in part.  It still is not clear which of the shareholders in the
table on pages 114-116 will be selling shares in the offering. In regard to any entity selling shareholder, please be advised that you must identify all natural persons who have authority to vote, or dispose of, the securities. In that regard, we note that Richard Perry is a beneficial owner for shares held in the name of Perry
Luxco and Perry Partners International.    Provide a separate line
item for Richard Perry reflecting the aggregate number of such shares.

In addition, if any selling shareholder is a broker-dealer, you will need to identify it as an underwriter unless you can state in the prospectus that it obtained the securities being registered for resale as compensation for investment banking services. If any selling shareholder is affiliated with a registered broker-dealer, you will need to identify it as an underwriter unless you can state in the prospectus that it purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

Description of Share Capital

General, page 120
9. Please delete the references to Series A preferred shares, as it appears from the form Articles of Amalgamation that North American Energy Partners will not be authorized to issue preferred shares or advise.
Underwriting , page 133

General
10. We note that you state that the underwriting agreement may be terminated at the discretion of the underwriters "on the occurrence of certain stated events." Please revise to specify the events that may give rise to the underwriters` ability to terminate the agreement.

Exhibits
11. Please file all remaining exhibits, including the ones for which you seek confidential treatment.

Exhibit 5.1
12. Please obtain and submit a revised opinion of counsel that provides an opinion on the securities to be sold by North American Energy Partners, as opposed to NACG Holdings.

Form 20-F/As of North American Energy Partners Inc. for the fiscal years ended March 31, 2005 and 2006

Controls and Procedures, page 55
13. We re-issue our prior comment 11. It does not appear that you amended these forms as you indicated in your response letter to delete the qualifying language "in all material respects."
14. We note that you state that there were no changes to the internal controls over financial reporting during both fiscal years. However, in your 20-F/A filed for fiscal year 2005 you state that you "are currently addressing the deficiencies" and that you started a procurement project in the Spring of 2005, and hired new staff. Given these changes, please advise supplementally how you reached the conclusion you did in each of your filings.
15. We note your statement that due to your restatements, you were unable to file your financial statements within the deadlines imposed by the indentures for the 8 3/4% and 9%. Please state whether this constituted a default under these indentures, and if so, the consequences of the defaults.

Closing Comments

      Please cause North American Energy Partners to amend its
Form
20-Fs within 10 business days of the date of this letter, or else tell us when it will be amended. As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statements, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statements. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


      Please contact Donna Levy at (202) 551-3292, or in her absence, me, at (202) 551-3745 with any questions.

      Sincerely,



	H. Roger Schwall
	Assistant Director




cc:	Gary Orloff, Esq.
      S. Eisen
      D. Levy





Mr. Vincent J. Gallant
NACG Holdings Inc.
Page 6